Exhibit 23.4

CONSENT

     I consent to the disclosure or use of written information that the undersigned has provided to Crystallex International Corporation (the “Corporation”) relating to the Tomi mining operation and the Lo Incredible mining operation situate in Bolivar State, Venezuela, in any filing that the Corporation has made or will hereafter make with the U.S. Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or pursuant to the Securities Act of 1933, as amended. I also consent to the use of my name under the heading “Experts” in any such filings.

Dr. Luca Riccio, P. Geo.

Date: March 31, 2005	/s/ Luca Riccio